V 216.736.7215
F 216.621.6536
E cjh@kjk.com
One Cleveland Center
20th Floor
1375 East Ninth Street
Cleveland, OH 44114-1793
216.696.8700
www.kjk.com
Cleveland and Columbus

October 26, 2010
Edgar & Federal Express
Mr. Robert Errett
Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549-3561

Re:	Gas Natural Inc. (formerly Energy, Inc.) Amendment No. 3 to Registration Statement on Form S-1 SEC File No. 333-167859
Dear Mr. Errett,
Gas Natural Inc., an Ohio corporation (the “Company”), is filing today, via Edgar, Amendment No. 3 to the Company’s Registration Statement on Form S-1 (“Amendment Three”) relating to an underwritten public offering of 1,500,000 shares by the Company, 300,000 shares by Richard M. Osborne, as Trustee of the Richard M. Osborne Trust, 40,000 shares by Thomas J. Smith, a director and chief financial officer of the Company, and 276,000 shares to cover over-allotments. For your convenience, enclosed is a typeset version of Amendment Third, marked to show changes from the second amendment. Amendment Three includes revisions that reflect the comments we received from you in your discussion with my associate, Nate Haskell, on September 23, 2010 and my subsequent discussion with you on October 13, 2010, along with updates of various matters and data. If you have any comments or questions concerning these matters, please contact me at (216) 736-7215 or my partner Marc C. Krantz at (216) 736-7204.
Sincerely,
/s/ Christopher J. Hubbert
Christopher J. Hubbert, Esq.
CJH/ngh